Chris O’Leary
Interim Chief Executive Officer

407-826-8724 phone
407-826-8268 fax
ChrisOleary@tupperware.com e-mail

March 11, 2020

Miguel Angel Fernandez Calero
Portland House
Stuart Way, Wentworth Estate
Virginia Water
Surrey, U.K.

Dear Miguel,

I am pleased to present our offer for the Corporate Executive Officer position of President & Chief Executive Officer of Tupperware Brands Corporation (“Tupperware Brands” or the “Company”), reporting to the Board of Directors (“Board”), Tupperware Brands, effective as April 6, 2020.

1.	You initially will be based in Mexico City until such time as your immigration status permits you to relocate to the United States, at which time you will be based in Orlando, Florida.

2.
During the time you are based in Mexico, your annual base salary will be 18,104,310 MXN (gross) and will be administered according to Tupperware Mexico salary guidelines. Upon your relocation to the United States, your annual base salary will be US$900,000 (gross) and will be administered according to Tupperware Worldwide salary guidelines.

3.
You are eligible to participate in the 2020 Tupperware Annual Incentive Program (AIP) at a target payout of 115% of your year-end salary based on the achievement of Tupperware Worldwide performance measures (Sales, Operating Income, and Cash Flow). Your individual award has a potential payout range of 0% - 99% of target for threshold performance and higher, 100% of target for plan performance and up to 200% of target for performance at maximum achievement of stated performance objectives. Separate information about the specific goals and details of the program will be provided. Any potential award will be pro-rated based on your start date. Payments under the AIP are determined in the sole discretion of the Compensation and Management Development Committee (“Compensation Committee”) of the Board.

4.
Subject to your commencement of employment with Tupperware Brands, on your start date, the Company will grant to you a performance stock unit award covering 200,000 shares of Company common stock (“PSU Award”) that will vest upon the later of the three-year anniversary of your start date and the thirtieth consecutive trading day on which the closing price of Company common stock exceeds $4.00 (“PSU Award Performance Goal”), subject to your continued service through the applicable vesting date and provided that you will forfeit the PSU Award if the First PSU Award Performance Goal is not satisfied as of the fifth anniversary of your start date. The PSU Award will be subject to the terms and conditions of the applicable award agreement, which will be provided to you as promptly as practicable following your start date and will be in substantially the same form

(including with respect to the non-compete provisions contained therein, but with such changes to vesting and exercisability upon death, disability and retirement as have been approved by the Board for grants made after January 1, 2020, which were provided to you under separate cover) as the Restricted Stock Unit Agreement filed as Exhibit 10.9 to the Form 10-K covering the period ended December 29, 2018, other than as provided in this Section 4. The PSU Award Performance Goal will be equitably adjusted, as determined in the sole discretion of the Compensation Committee, in the case of any stock split or similar event affecting the capitalization of the Company.

5.
You will be eligible to participate in the Company’s annual long-term incentive (“LTI”) program. Stock grants are typically considered and approved for grant at the February board meeting. Subject to your commencement of employment with Tupperware Brands, on your start date the Company will grant to you an LTI award with a grant date value of US$1,500,000, 60% of which will be in the form of Performance Share Units that cliff vest after three years, subject to continued employment through the vesting date and satisfaction of the applicable performance goal(s) and 40% of which will be in the form of Restricted Stock Units that will vest in equal installments on the first, second and third anniversaries of your start date, subject to continued employment through the applicable vesting date. The LTI award will be subject to the terms and conditions of the applicable award agreements, which will be provided to you as promptly as practicable following your start date, will be in substantially the same form (including with respect to the non-compete provisions contained therein, but with such changes to vesting and exercisability upon death, disability and retirement as have been approved by the Board for grants made after January 1, 2020, which were provided to you under separate cover) as the Restricted Stock Unit Agreement filed as Exhibit 10.9 to the Form 10-K covering the period ended December 29, 2018, other than as provided in this Section 5 and subject to the performance goals and, with respect to the Performance Share Units, will include the same performance goals as apply to the 2020 Performance Share Units granted to other senior executive officers of the Company. Beginning in 2021, you will be eligible to participate in the Company’s annual LTI program at the Chief Executive Officer Level, as determined by the Compensation Committee.

6.
Subject to your continued employment with the Company through the first anniversary of your start date, the Company will pay to you US$500,000 (gross) as promptly as practicable following such anniversary.

7.
Tupperware Brands maintains Stock Ownership Guidelines for its officers. You will be provided a description of the Stock Ownership Policy under separate cover. As President & CEO of the Company, your ownership guideline will be six (6) times your base salary within five years.

8.
During such time as you are based in Mexico, you will be eligible to participate in the Tupperware Mexico-based benefit plans and CIGNA International will provide your medical and dental insurance. During such time as you are based in the United States following receipt of your U.S. work permit, you will be eligible to participate in the Orlando-based benefit plans and CIGNA will provide your medical and dental insurance. A comprehensive benefits summary is attached for your reference.

9.	Upon being elected as an officer of the Company, you will be eligible for Officer Paid Time Off (PTO) of 24 days in your first year to cover vacations and personal time needed away from the office.

10.
During such time as you are based in Mexico and employed by the Company, the Company will work to secure your U.S. work permit. The Company acknowledges that it is its obligation to file visa application for the U. S. visa and work permit and pay for all expenses, including attorney’s fees, associated with it

11.	Upon your receipt of your U.S. work permit and your relocation to the United States, you will be eligible to participate in the following programs:

Retirement Savings Plan / 401(k) - You are immediately eligible to participate in our 401(k) Plan where you may defer pre-tax and/or Roth contributions up to plan limits.  After six months of continuous service, you are eligible for Company Match, which is 50% on your first 6% of contributions and Company Basic, which is 5% of your eligible pay up to the Social Security Wage Base and then 6% of eligible pay until the annual IRS compensation limit is met.  Enrollment information will be mailed to you from Fidelity Investments.

Executive Deferred Compensation Plan - You are immediately eligible to participate in our deferred compensation plan where you may allocate pre-tax dollars from your base salary and bonus on an annual basis.  Additional plan details on this non-qualified plan will be provided at time of hire.

Supplemental Plan - Once you have met the annual IRS maximum for 401(k) compensation, which in 2020 is US$285,000, you will participate in the Supplemental Plan.  This non-qualified plan provides company contributions in the amount of 9% of your eligible pay over the IRS maximum.  Additional information will be provided to you upon becoming eligible.

12.
In this Corporate Officer role, you will be eligible for protection under our Change of Control Employment Agreement in the event of a qualifying termination of employment during the protection period following a change in control. Your benefits under the Change of Control Employment Agreement will be based on a 2.5x multiple. We will provide you a copy of our Change of Control Employment Agreement promptly following your start date. In addition, the Compensation and Management Development Committee of the Board will conduct, in good faith, a market-based review of severance protection practices for executives in comparable roles as yours, for deliberation and decision by no later than the Board’s May 2020 meeting.

13.
While in Mexico, the Company will provide you with temporary housing if necessary, beginning April 6, 2020, for up to 60 days, which may be extended for an additional 30 days, based on circumstances, as determined by Tupperware Brands.

14.	Tupperware will cover the following expenses associated with your relocation to Orlando, Florida:

a.	Actual one-way travel expenses incurred in relocating you and your family to Orlando (airfare via corporate travel guidelines)

b.	Shipment of household goods in accordance with the relocation policy, including shipment of up to two vehicles

c.	A home-finding trip for up to three days in Orlando, Florida for you and a family member: airfare, lodging and meals according to corporate travel standards will be reimbursed

d.
Temporary housing, beginning on the date that you relocate to United States, after you receive your U.S. work permit, for up to 60 days, which may be extended for an additional 30 days, based on circumstances, as determined by Tupperware Brands.

e.	Temporary storage of household goods, for up to 60 days, which may be extended for an additional 30 days, based on circumstances, as determined by Tupperware Brands.

f.	Financial assistance for allowable out-of-pocket moving-related expenses in accordance with applicable guidelines.

15.
Tupperware will assist you with the sale of your home through the BVO (Buyer Value Option) program if your house is valued at less than US$750,000. To participate in the program, you must comply with the terms set forth in the attached policy, including use of a designated realtor. If the sale value of your home is greater than US$750,000, the Company will provide assistance through the Home Sale Direct Reimbursement Program for reimbursement of qualified closing costs, up to a maximum of US$50,000, net, subject to the terms of the attached policy.

16.
Upon securing a home in Orlando, Tupperware will provide you with Purchase Assistance in accordance with the terms of the attached policy, provided that you purchase a home within the first year of employment.

17.
During such time as you are based in Mexico, the labor laws of Mexico will govern your employment. Following your receipt of your U.S. work permit and your relocation to the United States, the labor laws of Florida will govern your employment. However, at all time, the laws of the State of Florida shall govern the terms of this agreement

18.
For tax year 2020, Tupperware Brands has retained an independent tax accounting firm to provide assistance in determining your tax liability and preparing your tax returns. We expect you to provide all information requested as well as your full cooperation during the tax return preparation as this is part of complying with your home and host country tax laws as well as stipulated in Tupperware Brands code of Conduct. Filing correct tax returns in all jurisdictions is solely your responsibility and not the responsibility of Tupperware Brands.

19.	If your family remains in the UK while you work in Mexico, the Company will provide an annual budget of up to US$20,000 for airfare to the UK for visits.

20.	In accepting this offer, the Company requires you to sign the Global Repayment Agreement (attached).

21.
You will be expected to become familiar with the Code of Conduct and Conflict of Interest Policies of Tupperware and fully comply with these policies. Further, in accepting this offer, you agree that during and after your employment with the Company, you will not disclose to any person whatsoever any unauthorized information on matters relating to the company.

22.	All payments and benefits described in this letter will be subject to applicable withholdings.

23.
Your employment with the Company is at will. You or the Company may terminate your employment with the Company at any time for any reason. In the event of the termination of your employment with the Company, you agree to resign, effectively immediately, from the Board and from any other position with the Company or any of its subsidiaries and you agree to execute any documentation to effect the foregoing.

24.
This offer letter and the legal relations thus created between the parties hereto (including, without limitation, any dispute arising out of or related to this offer letter) shall be governed by and construed under and in accordance with the internal laws of the State of Florida without reference to its principles of conflicts of laws. Other than with respect to any action by the Company seeking to enforce any restrictive covenants applicable to you with respect to which the Company shall have the right commence an action in any state or federal court of competent jurisdiction located in Orlando, Florida, any controversy or claim arising out of or relating to this offer letter shall be settled by final, binding and nonappealable arbitration in Orlando, Florida. Subject to the following provisions, any such arbitration shall be conducted in accordance with the rules of the American Arbitration Association then in effect. Any award entered by the arbitrators (who, for the avoidance of doubt, shall be licensed to practice in the State of Florida) shall be final, binding and nonappealable and judgment may be entered thereon by either party in accordance with applicable law in any court of competent jurisdiction. This arbitration provision shall be specifically enforceable. THE PARTIES HEREBY WAIVE A TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT OR ASSERTED BY EITHER OF THE PARTIES HERETO AGAINST THE OTHER ON ANY MATTERS WHATSOEVER ARISING OUT OF OR IN ANY WAY RELATED TO THIS OFFER LETTER.

Please be advised that any unused relocation benefits may not be substituted for other relocation benefits; also, there is no cash payment in lieu of benefits not used.

If the foregoing correctly sets forth your understanding of our offer, please indicate your acceptance by signing two copies of this letter and our standard restrictive covenants agreement (“Employee Agreement”, attached) that all of our colleagues execute, returning one copy of each document to me. Notwithstanding anything in this letter or in the Employee Agreement to the contrary, Section 10 of the Employee Agreement entitled “Competition After Termination” is hereby modified such that the length of the non-compete period shall be the longer of one (1) year and the length of any applicable severance period.

Miguel, we look forward to your favorable decision and are certain that you will make significant contributions to Tupperware Brands Corporation.

Sincerely,

/s/ Christopher D. O’Leary

Chris O'Leary
Interim Chief Executive Officer

Agreed to and accepted by:

/s/ Miguel Angel Fernandez Calero        March 11, 2020
_______________________________    ______________________________
Full Name                     Date

cc:     Lillian Garcia
Simon Choy
Susan Cameron
Kriss Cloninger